January 27, 2011


Mr. Briccio Barrieontos
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re: Touchstone Strategic Trust
    File No. 333-171335

Dear Mr. Barrieontos:

This will confirm our telephone conversation on Friday January 21, 2011 regarding the N-14 filing made by Touchstone Strategic Trust ("Registrant") on December 22, 2010. Your comments and the Registrant's responses are set forth below:

PROSPECTUS/PROXY STATEMENT

Comment

You asked that we disclose the costs of the Reorganization and whether those costs are approriate for the Reorganization.

Response

In connection with Item 4(a) of Schedule 14A, the Registrant discloses that proxy solicitations may be made by Computershare and that the estimated cost of the proxy solicitation is approximately $6,800. Touchstone Advisors, Inc. (the "Advisor") will pay all of the costs of the Reorganization, including the cost of solicitation of proxies. Because the Advisor and not the Fund is paying the costs of the Reorganization, we believe the current disclosure is sufficient and it is not necessary to disclose the costs of the Reorganization, nor is it necessary to consider their appropriateness.

Comment

You asked that we disclose the transactions costs of selling securities in the Touchstone Healthcare and Biotechnology Fund (the "Healthcare Fund") in order to comply with the investment policies and practices of the Touchstone Large Cap Growth Fund (the "Large Cap Growth Fund"). You asked that we include this information in the Pro Forma Capitalization table.

Response

Merging the securities of the Healthcare Fund into the Large Cap Growth Fund will not cause the Large Cap Growth Fund to be out of compliance with respect to any of the investment limitations applicable to the Large Cap Growth Fund. Therefore, any securities sold by the fund will be in the ordinary course of business. We have revised the language accordingly.


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Comment

In reference to the discussion of the Funds' investment strategies, for the Large Cap Growth Fund's definition of a large cap company, you stated that a market capitalization of $1.3 billion seems too low to be considered a large cap company.

Response

The Russell 1000 Index is a common large-cap benchmark and therefore, we do not believe a change to the language currently included is necessary. The range of market capitalization is updated annually during the N-1A update.

Comment

You stated that to include the line items "Fee Waiver and/or Expense Reimbursement" and "Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement" in the fee tables, the expense limitations of theFunds must extend for one year from the date of the prospectus/proxy statement.

Response

The requested change has been made.

Comment

You stated that we must include a calculation in the section "Examples of Fund Expenses" that shows the expenses for each Class C share of each Fund assuming no redemption at the end of each time period.

Response

The requested change has been made.

Comment

You asked that we go in to more detail on how the investment goals and investment strategies of the two funds compare. You stated that the comparison of risks section in the prospectus proxy statement was one example of how to structure the discussion of the investment goals and investment strategies.

Response

The requested change has been made.

Comment

You asked that we describe the losses of the capital loss carryforwards of the Healthcare Fund after the Reorganization.

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Response

The requested change has been made.

Comment

You asked that we confirm that the Large Cap Growth Fund will be the accounting survivor of the Reorganization.


Response

We confirm that the Large Cap Growth Fund will be the accounting survivor of the Reorganization.

Comment

You asked that we add a footnote to the Pro Forma Capitalization table that explains what adjustments were made in the Pro Forma adjustments column.

Response

The requested change has been made.

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In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in connection with this filing, reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513-878-4066 if you have any questions or need any additional information.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary

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